[State Street Research letterhead]


Filed by State Street Research Securities Trust
Pursuant to Rule 425 Under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-2 of the Securities Exchange Act of 1934
Subject Company: State Street Research Securities Trust
SEC File No. 33-74628

This filing relates to the proposed reorganizations of certain series of State Street Research trusts ("State Street Research") into certain series of the BlackRock Funds ("BlackRock") pursuant to Agreements and Plans of Reorganization, forms of which are on file with the U.S. Securities and Exchange Commission as appendices to the Combined Prospectus/Proxy Statements on Form N-14 filed by BlackRock on November 8, 2004, and which are incorporated by reference into this filing.

The following is a notice that was distributed by State Street Research to the record holders of retirement accounts of the series of the trusts.

IMPORTANT INFORMATION REGARDING YOUR RETIREMENT ACCOUNTS

Next month, there will be a change of the custodian of your State Street Research Funds retirement account (Traditional IRA, Roth IRA or 403(b) plan). The terms and conditions governing your retirement account provide that we may remove the custodian and appoint a new custodian or trustee as a successor. Therefore, in connection with the January 28, 2005 reorganization of the State Street Research Funds into the BlackRock Funds, State Street Bank and Trust Company will be removed as custodian of your retirement account, and PFPC Trust Company will be appointed as successor custodian or trustee, effective after the close of business on January 28, 2005. After January 28, 2005, your retirement account will be registered with PFPC Trust Company and you should make contribution checks payable to BlackRock Funds.

This change in custodian does not require any action on your part and will not cause any disruption in the service to your retirement account. If you have a Traditional IRA or Roth IRA account, you will be deemed to have consented to the appointment of PFPC Trust Company as successor custodian or trustee if, after 30 days following notification to you of the successor custodian's or trustee's appointment, you have not transferred your account to a custodian or trustee other than PFPC Trust Company. Should you wish to make alternative arrangements for a different entity to serve as custodian of your 403(b) plan, you must provide written notice to State Street Bank and Trust Company prior to January 28, 2005, and designate a successor custodian in that notice.

PFPC Trust Company has acknowledged its willingness to act as successor custodian or trustee and will maintain records of any transactions with respect to your retirement account. Again, this change in trustee or custodian does not require any action on your part and will not cause any disruption in the service to your retirement account. If you have any questions regarding this matter, please call State Street Research at 1-87-SSR-FUNDS (1-877-773-8637).

Sincerely,


State Street Research


ADDITIONAL INFORMATION AND WHERE TO FIND IT
BlackRock Funds ("BlackRock") has filed Combined Prospectus/Proxy Statements with the Securities and Exchange Commission (SEC), Registration Statements on Form N-14 (Nos. 333-119445, 333-119446, 333-119447, 333-119457, 333-119448,
333-119449, 33-119450, 333-119451, 333-119452, 333-119453, 333-119454,
333-119456, 333-119458, 333-119459 and 333-119461), of BlackRock and certain
State Street Research ("SSR") funds and other relevant materials regarding the proposed reorganizations (the "Reorganizations") of certain series of SSR funds into certain series of BlackRock funds. The Combined Prospectus/Proxy Statements is being sent to security holders of SSR seeking their approval of the reorganizations. WE URGE YOU TO READ THE COMBINED PROSPECTUS/PROXY STATEMENTS FILED BY BLACKROCK WITH THE SEC ON NOVEMBER 8, 2004, AND THE OTHER RELEVANT MATERIALS FILED BY BLACKROCK OR SSR WITH THE SEC BEFORE VOTING OR MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE REORGANIZATIONS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BLACKROCK, SSR AND THE REORGANIZATIONS. You may obtain a free copy of these materials and other documents filed by BlackRock or SSR with the SEC on the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by BlackRock may be obtained free of charge by directing such request to: BlackRock Funds, Bellevue Park Corporate Center, 100 Bellevue Parkway, Wilmington, Delaware, 19809, (800) 441- 7762. Documents filed with the SEC by SSR may be obtained free of charge by directing such request to: State Street Research, One Financial Center, Boston, Massachusetts, 02111, (877) 773-8637.


                                       2